UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Received Continued Listing Standards Notice from New York Stock Exchange

We, LDK Solar Co., Ltd., have announced that we have received a notice from the New York Stock Exchange, or the NYSE, that we did not meet one of the NYSE’s continued listing standards as the average closing price of our American depositary shares, or ADSs, was $0.99, less than $1.00 per ADS, over a consecutive 30-trading-day period as of November 5, 2012. Under the NYSE rules, we must bring our average ADS closing price above $1.00 by the later of the end of six months from our receipt of the NYSE notification or our next annual meeting of shareholders if a shareholders’ action is proposed. We have notified the NYSE of our intention to cure this deficiency within the prescribed timeframe. During this cure period, our ADSs will continue to be listed and traded on the NYSE, subject to compliance with other NYSE continued listing standards. If we fail to become compliant with the continued listing standards within the applicable timeframe, our ADSs may be delisted by the NYSE. The NYSE notification does not affect our business operations or our Securities and Exchange Commission reporting requirements.

Our press release issued on November 16, 2012 is attached hereto as Exhibit 99.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: November 16, 2012

Exhibit 99.6

LDK Solar Received a Continued Listing Standards Notice From New York Stock Exchange

XINYU CITY, China and SUNNYVALE, Calif., November 16, 2012 - LDK Solar Co., Ltd. (“LDK Solar” or the “Company”) (NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic (PV) products, today announced that it has received a notice from the New York Stock Exchange (the “NYSE”) that the Company did not meet one of the NYSE’s continued listing standards as the average closing price of the Company’s American depositary shares (the “ADSs”) was $0.99, less than $1.00, per ADS over a consecutive 30-trading-day period as of November 5, 2012.

Under the NYSE rules, LDK Solar must bring its average ADS closing price above $1.00 within the longer of six months of receipt of the NYSE’s notification or its next annual meeting of shareholders if a shareholders’ action is proposed.

The Company has notified the NYSE of its intention to cure this deficiency within the prescribed timeframe. During this cure period, the Company’s ADSs will continue to be listed and traded on the NYSE, subject to compliance with other NYSE continued listing standards. If the Company fails to become compliant with the continued listing standards within the applicable timeframe, its ADSs may be delisted by the NYSE. The NYSE notification does not affect the Company’s business operations or its Securities and Exchange Commission reporting requirements.

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1-408-245-8801

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